Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

Transcript:

Absolute Return Podcast

Interviewing - Neil Barua, CEO ServiceMax, Inc.

Julian Klymochko: I am pleased to have Neil, the CEO of ServiceMax, on the Absolute Return Podcast today. So, Neil, welcome to the show. I did want to kick things off just doing a quick overview of your career history. Looks like you are pretty involved with, private equity firm, Silver Lake. Do you…. kind of walk us through your career trajectory and what you have been up to over the past kind of decade or two.

Neil Barua: Yea, Forsure. I’ll try to be as quick as possible so we can talk about ServiceMax. I’m super excited guys to be here and talk about the company and what’s going on. It’s an exciting time to be at ServiceMax. But if I could spend a few minutes on just background info on myself. I’m Canadian, by the way, so, Canadian but lived in the US for many a years now, and so feel good about where you guys came from.

But you know I actually cut my teeth…I came out of NYU and I became an investment banker. And I just didn’t like being an investment banker. It just wasn’t for me. So, I actually went to a client that was building a telecom cable across Asia. I moved from New York City to Beverly Hills, and I should have known at that point that having a telecom company in Beverly Hills is probably not a good idea. But long story short, kind of moved out there and did an IPO for a company called Asia Global Crossing, as a financial analyst. And got the real good pleasure at the time to be connected to John Ledger. Who you guys know might know.

Julian Klymochko: Yep. T-Mobile.

Neil Barua: ultimately ran T-Mobile. But he was at Global Crossing for ten years, unbeknownst to a lot of people. And that’s when he became a great mentor of mine and I spent ten plus years with him. But he sent me out to Asia to go cut my teeth on real stuff and go strike business deals in China and Japan, etc. and get out of the finance world. So that’s where I first went into the operational world and subsequent to that I kind of spent ten years with John in the leadership team at Global Crossing. We took it out of bankruptcy and actually grew the business and ultimately sold the company called Level Three Now renamed Movement Technology.

And post that I ran all enterprise for Global Crossing. That’s where I got the operational kind of experience that I have now leveraged over the last number of roles that I have had. But to your question I kind of got very intrigued by private equity at the time, at the ripe old age of thirty-four. I’m like, “Who are these guys that have been coming in, looking at Global Crossing right before we sold to Level Three.” And I was intrigued by it and found my way to being part of a company called Francisco Partners. A great technology private equity firm here in the Bay Area. And was one of the four guys who started the operating advisory groups that helps portfolio companies.

Did that and subsequently after we had our first born, Laila. You know my parents and my wife’s parents lived on the East Coast and Mid-West. We decided to move back East, and I joined Silver Lake in the same sort of concept as an Operating Partner. And then, you know…really went through a very good experience with Silver Lake running and being CEO of a preferred company of theirs called IPC out of New York City, Jersey City actually to be clear. And sold that to another private equity firm and then continued to be the CEO of that company for three more years. And then, came back to Silver Lake as an Operating Partner. And now, hopefully we’ll get to the conversation on ServiceMax. I was able to be the CEO of ServiceMax after Silver Lake was able to buy the company from GE a number of years back. So that’s the very long way. Thanks for bearing with me, kind of the career history.

Julian Klymochko: No. It’s interesting forsure, to see how you became to become CEO of ServiceMax. And it’s also…it’s always welcome to have a reformed investment banker turned CEO on the podcast. There’s a long list of them it seems. But transitioning from Ownership; transferring GE to Silver Lake. What was appealing about ServiceMax when Silver Lake acquired it and how has the company changed under private equity ownership, outside of GE?

Neil Barua: Yea, it’s a…look…as way of history ServiceMax has been around for fourteen or so years. Super, hot start-up in the beginning when it was founded. Company was built predominantly on Salesforce since the beginning, right. So, we’ll talk about our relationship there. And then, really did a nice job focusing on field service technicians, engineers and giving them digital tools that were necessary for these folks, even back then. And an awesome job growing the business, building the business, creating great product for those types of folks. And a great reputation. And then was sold to GE for close to a billion dollars a number of years back. It was part of the whole GE digital framework of really how they were thinking about being a digital company and it was a key component of their strategy around that.

And, as you guys know, in the follow GE went through a number of corporate iterations over the last number of years. And you know, we were able to, at Silver Lake, and now obviously as the CEO of ServiceMax, be very opportunistic around helping GE out from what they were dealing with on the financial side. And being able to take what they were, even still indicating, and they’re still a small shareholder of ours, the “diamond” of that whole portfolio which is ServiceMax.

And so, ServiceMax, as you said, Silver Lake was able to take a majority ownership of that from GE, we split out the company. And what got me super fired up and it’s what keeps driving every single morning that I wake up on behalf of ServiceMax and all the great people that work here. Is, that same energy focus on giving right and correct and valuable digital tools to those field service technicians, engineers. Those folks that we all, globally rely on to keep the world running, like we say, “on the front lines.” That’s still the mission, that is still what we are executing on, and that like…you think about a company doing that stuff that’s so meaningful for those end users, it’s just inspiring.

And I got fired up. I was sitting in New York City, I had my house there, two kids, my wife, and plenty happy being in Manhattan. And we said, “this is too good of an opportunity to pass,” because what we could do, what we can serve these people with, and all the things we can do collectively with Silver Lake and other companies. Just a lot of stuff we could get done and it’s very different than any other enterprise, software company given the mission and who we serve. So, that got me fired up guys. I mean it was…it was a real clicking for me that said, “pack up the bags, we’re out of New York, let’s go to California.” And so, here we are for the last few years.

Julian Klymochko: That’s great. We love to see that. That passion from you Neil, and in terms of operating the company and the company’s mission. I was wondering if you could really clarify for investors and our listeners; What exactly does ServiceMax provides and to which client? You mentioned digital tools, it’s an asset-centric management software. Can you give us some specific examples? Just to kind of make it crystal clear for listeners.

Neil Barua: Absolutely. So, 100% cloud native, mobile first company, built in the cloud which is actually real differentiator, by the way, for our customers. Unique, we are the only pure-play field service management SaaS company in the marketplace. Which also really great for our customers, which I’ll give you some examples around. We live, breathe, and eat field service, we got nothing else. This what we do, and we do it really well. And we’ll continue to do even better. In terms of like visualizing what we do, it’s actually fascinating. So, we are really good at healthcare-med device life sciences, right. We have great customers there. And many of us go to hospitals for ourselves, our loved ones, and we go to a clinic. We actually utilize a lot of the products that are our customers, right. And one of the ones that we disclosed in our analyst day, is one that is focused on Woman’s Healthcare med device, right.

And so, you go in and have these MRI machines or mammography machines or blood diagnostic machine that is sitting in a clinic, that is our customer. The customers that actually produce those are our customers. But these customers need their technicians, for all of us to be safe, to actually go fix that MRI machine when it’s not working or parts not working in the right manner. Or fix the mammogram machine before our wife goes and gets her appointment done, and in order for that technician to actually fix that and maintain and install that equipment you need a digital tool.

That’s what ServiceMax is, it’s the software the technician uses and that company that produces that equipment to understand where do we actually uninstall that equipment, how quickly do we need to maintain it, what parts are actually under warranty and what’s not. And our software facilitates that, so that all of us can actually go to that clinic and have the machine actually working in the way that we all deserve and need, right. For…like we call it, “to keep the world running.” So, that’s in essence what we do Julian, now we do this across many industries.

I’ll give you another example, of a company that we announced in our great Q2 writings that we just disclosed a few weeks back. A massive equipment rental company, right. In Canada and the United States. Seven figure, ACV (“annual-contract-value”) Deal for us. So, a very meaningful deal with a new product that we just introduced with Salesforce called A360. This customer actually provides all the equipment for construction sites or big-like-projects that are occurring out in the marketplace which obviously as we are seeing, there is a lot of demand going on with construction and the equipment needed for that. And they rent their equipment to those construction sites, as an example.

What they realized is that their business is booming, there’s a backlog to get more equipment to these sites because you can see the building all around us happening across the board, across this country. When they actually get that rental equipment back though, they have no way of prioritizing what to fix, and when and how. What spare parts to use, what to fix before we fix the three other things that have come into our factory, right. Our digital tool, the reason why they procured ServiceMax, is our tool allows all the visibility.

What is that piece of equipment rental, where is it, when is it returned, what’s actually the parts that are needed to fix it, what’s now aligned with the customer demand, what’s the customer demand for that equipment. Because if there is a lot of demand, lets fix that first before the three other pieces of equipment rental that might not have as much demand in a certain market. So, companies are all accelerating, guys, to having digital tools to run their business in a far more efficient manner, and that’s what we are doing. Hopefully, that gives you a couple of examples on what we do at a high level.

Michael Kesslering: And then as well, so if I’m the customer are the benefits to me mainly on the cost and efficiency metrics that those are the results that I am going to see or is there also top line revenue benefits to using the product?

Neil Barua: Yea. So, I’ll use an example. All of the above is the summarized point. But let give me you actually real numbers. So, that equipment rental company as an example. The ROI (“return-on-investment”) on this is pretty amazing, right. Number 1 is, a 1% higher utilization on their fleet of 500,000+ equipment, right. Which you think about the example to turn over that equipment and have it higher utilization. Meaning put it back in the field and have someone rent it. Creates $70-$80 million of top line and then very accretive bottom-line kind of numbers to their company. That’s just a size of company…. that’s a material number for that size of company, number one.

Number 2 is, they have a competitor in the marketplace. Its actually also looking at digital tools, including ServiceMax, but they have a competitor in the marketplace that if the company cannot turn that equipment fast enough. The other company will get called by the customer and say, “hey, you send that piece of cherry picker, or whatever equipment to the construction site.” So, the value of this is it actually creates a stickier loyalty with the customer by which they are not diversifying; go to a competitor, find whatever equipment out there. And they are getting higher loyalty in terms of repeat upsells to their existing customer base. So that’s point number two.

Number 3 is, something that’s happening at pace, guys, we have all seen in our own consumer lives. That end customer, previously in service organizations, there is not a care of the experience of that end customer. That clinic, right. That’s waiting to get someone to fix that MRI machine. It was usually like, something is broken, come fix it multiple times; have the equipment go down, patients are told reschedule your appointment, right. What’s accelerating now is those patients cannot wait, there’s a backlog of them.

So, you cannot keep pushing out the fact that you have so much down time. So, the clinic or in this case the equipment rental end-user needs a better experience, right. They absolutely need better experience because there are alternatives out there. And so, the companies that we serve they are recognizing that, and they know only a digital tool allows for a better customer experience that ultimately gives them higher revenue profitability and loyalty overtime. So, that’s the other piece Michael that we see very often on the ROI calculations and outcomes of our customers.

Julian Klymochko: So, the value proposition to customers is there. Now, I did want to touch on the revenue model. You mentioned SaaS (“software as a service”). Can you discuss why that revenue model is appealing to ServiceMax and its investors?

Neil Barua: Yea, I mean it’s hard to ignore what’s happening in the SaaS marketplace. So, its investors are all recognizing that the “Cloud” is here to stay and the SaaS business model is the only way, for technology companies. And all the other old dinosaurs that have on-premise business, you can see what they are doing on these shows, like yours. With the investors are saying, “how do we convert it to a SaaS-like model,” right. Fortunately, we grew up. No credit to me, my… I give all my credit to my predecessors. We built this company as a SaaS company from the very beginning.

The benefit of that, by the way, as we all have heard is, you we have scalability in a SaaS model, in terms of innovation. We could add features, functionalities at such a pace, to our customers, far quicker than an on-premise software company, right. And so, from a…working through the dynamics of how the world is changing and being able to innovate. Having a SaaS platform is the only way to go to be competitive, that’s point number 1.

Number 2 is from a… just a visibility. So, from an investor’s standpoint, the visibility we have around our revenue and what we see, is coming into the business from a…all parts of the P&L cash flow, it’s just an ideal business, right. Because we can see ahead on what we have actually signed right now and how much is actually going to be revenue over the course of the implementation-period. So, its highly beneficial, its highly visible and that’s part of the reason why we are getting such amazing valuation for SaaS company because it’s a very predictable investor model that is actually well understood right now.

But from a customer perspective the number one reason why it’s such a great homerun is, it’s a per-user, per-license, per-month, kind of subscription-model, right. And that’s just easier to understand than like go get me a big pile of money and figure out how that bleeds out in an on-premise model. So, it’s just a huge value. I mean it’s a…it’s the way the world is going, and it already is at a pace that is pretty fascinating right now.

Michael Kesslering: Absolutely. And so, something that you mentioned earlier was your relationship with SalesForce. Can you talk a little bit about your history with SalesForce and their strategic partnership you had with them?

Neil Barua: Yea, so SalesForce has been a partner of since the very beginning of this company. In fact, a little fun fact, SalesForce…. as ServiceMax was created because there was an app exchange competition that happened way back fourteen years ago. And ServiceMax won that competition. And was ultimately funded by SalesForce and a number of other VCs that came in, to fund now, the growth of the company at the time. So, we have always built since day one, we use the SaaS cloud platform of SalesForce to build the functionality, because we were not a platform company, meaning an infrastructure company. We wanted to build a feature functionality for those end-users.

So, huge leverage that we got from all the things I talked about a few minutes ago in innovation, given the significance of their infrastructure, using the Force-dot-com platform. So that was number 1. What’s been really exciting over the last couple of years, right. We announced February of last year (2020) an investment by SalesForce Ventures, into the company. So, they are a shareholder of ServiceMax at this current time. Really importantly, an alignment and a recognition by them, and a desire by customers that the asset-centric, all the expertise that I just mentioned around use-cases, to align that with SalesForce with their great customer base. It’s a homerun and completes the end-to-end operating a field service for our joint customers.

And so, we have now created; so, we have a number of things. We’re built on, predominantly, on their platform, right. On Force.com and now Service Cloud. We have an investment by them from SalesForce Ventures. And now, we have a joint, go-to-market product that we built for…purposed for SalesForce called Asset360, that we introduced into the marketplace, November this past year, that I referenced that we disclosed our largest seven figure deal with multiples more for SalesForce. We now have a go-to-market motion with them that leverages their install-base. And that allows them to have a solution that is best in class in terms of ServiceMax’s domain expertise in that. That’s our relationship, Michael, on those three fronts.

Julian Klymochko: So, it sounds like you are busier than ever, with respect to the corporate development, and also this recently announced merger with Pathfinder Acquisition, $1.4 billion transaction value. What’s the purpose in going public? And is there a new strategic roadmap? What do you seek to accomplish with this big move?

Neil Barua: Yea, I mean…it’s just so… we have always had a desire to go public. This process, when we first embarked on it, created an efficient way to become public, right. An expedient way to get public, and we are working through all those dynamics, through this SPAC process. Very importantly for the company, we are down, we have showed 2,2 results, right. 22% revenue growth on the subscription side. We are showing real momentum on the business and we are just getting started, early innings of that trajectory. And its meaningful changes from, even where the company was a number of years back. So, we are now accelerating that. We have a new product that’s leveraging one of the largest enterprise software companies in the world, in SalesForce and introducing Asset360.

Our existing customer base is growing at a very, very nice clip, right. We have 118% net dollar retention that we showed in Q2. A really meaningful step our customers buying more and expand their usage of ServiceMax. We fell the momentum. We are also seeing, like I said, the market shifting now, where there’s higher demand and need for the products that we actually have. And having additional capital, having the public stage to really trumpet those end-users, they really have been forgotten in enterprise software, in our opinion. Other than the ServiceMax in the world, everyone talks about the desk workers, the knowledge workers.

We are going to give back the “mojo” and the tools to the field service techs and engineers on the technology they deserve. And if anyone disputes what happened during this pandemic, and how folks like myself, (I like to joke) hide behind a Zoom call to get stuff done. Watching workers out there with masks, putting their lives at risk, families at risk, making sure the water actually came here in the right manner, making sure things got built, making sure the trains were still working, making sure the medical devices ventilators were actually worked and installed right. If you remember that ventilator chaos, we had in this country a couple of months ago or quarters ago.

All those people deserve the tools, you and I deserve. And have already, if not more. And so that’s what we are arming, going public allows the prominence of it. We are going to make this…we’re going to scream from the loudest roof tops around this customer segment. And capital allows us to grow the business and create innovation for these end-users. And so, that’s what we are excited about Julian and Mike.

Julian Klymochko: And the other thing that going public allows you to do is you will then have publicly traded equity in which to make acquisitions. I’m sure M&A (“mergers and acquisitions”) is on the strategic roadmap with this going public transaction, you also have a deal to acquire LiquidFrameworks. What’s the thesis behind that?

Neil Barua: We’re doing everything, as you guys could tell. An old mentor of mine said, “when you’re growing good things happen,” and that’s what’s happening here, right. Is our growth and the trajectory is causing a lot of great possibilities to the company. Obviously, going public is a lot of work, excitement around from the employee base, even our customers are super excited about that as well as our partners. Just as a side note, none of the shareholders; Silver Lake, SalesForce, or GE are selling anything in this transaction, right. So, the belief that the best is yet to come is still evident. As you can tell from that point they just made to the marketplace.

On the last one, on LiquidFrameworks, we’re going for it. This is the point, part of the reason why we were looking at capital here, as being a great pouring of kerosene into our already exciting spot. LiquidFrameworks is done really a nice job, they have always been historically built on Force.com and SalesForce. So, we have real technology alignment there. You know founder Travis Parigi, he’s going to be joining the leadership team here at ServiceMax.

CEO of LiquidFrameworks built an awesome business, based out of Houston in Texas that really does digital transformation for the energy segment. And as you guys know well, being up in Canada, close to energy companies. Energy companies have to go through the same digital transformation to become more efficient, to think about how renewables impact their business, to actually give safety to their technicians with everything going on with the patterns that are out there.

They have been doing that for a number of years. They run a really good business. And we saw a way to lock arms with them. And what we do for industry verticals, like I mentioned med devices and life sciences at ServiceMax. Is augmented now with what they can do with energy, that we always had a bit toe hold, but it just blows the door open in terms of our prominence domain expertise and momentum in that energy segment. Using a really great digital tool, aided by an integration we are going to do with ServiceMax.

Julian Klymochko: Sounds like there is a lot of synergies on that deal, which is something that you like to see. So, in terms of framing the story to investors, you are preparing to close this merger with Pathfinder Acquisition in the fourth quarter. Currently, that is trading under the symbol PFDR. Once it’s done, your ticker symbol will be S-M-A-X, SMAX. When you’re telling this story to investors, what do you think are some of the key insights that they should be aware of?

Neil Barua: Yea, I mean first and foremost, this is an opportunity to be part of something very unique. There’s not a lot of vertical industries specific SaaS players of this scale and leadership that is a great opportunity to play with a pure-play leader in this marketplace, right. And you know, that’s first and foremost.

Number 2 is the customer base and reputation we have built speaks to the leadership. This is not, invest in us and revenue will come one day later. This is a company that is working, please read our Q2 earnings release that came up a number of years ago. It’s a company working at scale, great reputation. Not a build and they will come. We are now…we are stepping into accelerated momentum and that gives a lot of confidence around stability of the company and also the credibility of the company, point number 2.

Number 3 is from just an excitement and upside and what we’re feeling here. Given the market dynamic of predominance of a customer base needing a digital tool, the pandemic accelerating that, and our ability now to have a real, solid product, not only in our core offering, that you are seeing our existing base continuing to buy more of. But now another growth lever in Asset360 and you just think about the breadcrumbs from SalesForce which is our feast.

And that actually starts working and that seven-figure deal that happened 2,2 which we are working on many more right now. Continue to come and get executed on. The sky is limit, right. Just in terms of a financial standpoint. The last thing I’ll say is that this all, the ability for us to continue to do this, have this leadership position. Positions us really well to derive more value. Meaning to our customers; give them more products that gives them value. We have now the inside view of these great customers at scale, needing new solutions. And guess who they come to.

Our MPS (“master production schedule”) is the highest it’s been in fourteen years. Customers are buying more from us than they have in many years now, right. In terms of buying more, given the credibility we have dealt. They are now coming to us saying, “hey, three or four years out, we are thinking our field techs will need this new technology. Let’s brainstorm ideas on how to do that. So, that allows another growth lever to the business.

And lastly, I think it’s very important to note, 550 or so employees in this company. We live, breathe, and eat this. It’s a solid company with great employees that are kicking butt right now. And we are really feeling the wind at our back and we are just going to continue to accelerate that. So, I know that’s an intangible, but sometimes you want to pick people and companies that have momentum. And starting to see that at ServiceMax. So, come on in, join the winners group. That’s kind how I see it at least when I wake up in the morning.

Julian Klymochko: Yea, well thanks so much Neil. Appreciate your passion for ServiceMax and wish you the best of luck as you pursue, you’re going public journey. And all the growth that’s planned for the company. So, it’s an exciting story and thank you for sharing it with us today.

Neil Barua: Thanks for… thanks for listening and thanks for the questions. And I appreciate the time guys.

About ServiceMax

ServiceMax, Inc.’s (“ServiceMax”) mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder Acquisition Corporation (NASDAQ: PFDR) (“Pathfinder”) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s shareholders.

Forward-Looking Statements

This communication contains forward-looking statements that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the Securities and Exchange Commission (the “SEC”) and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the shareholder meeting of Pathfinder to vote on the Business Combination. Shareholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Pathfinder as of a record date to be established for voting on the Business Combination. Once available, shareholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder shareholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com